SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE RESULT OF THE SHARES SUBSCRIBED DURING THE PERIOD FOR EXERCISE OF THE PREEMPTIVE RIGHT UPON THE INCREASE OF CAPITAL FOR CAPITALIZATION OF PREMIUM

INCREASE OF CAPITAL IN tco BY PRIVATE SUBSCRIPTION OF SHARES

Brasília, Brazil – July 29, 2005 – Tele Centro Oeste Celular Participações S.A. ("TCO"), (BOVESPA: TCOC(3) (Common), TCOC4 (Preferred), NYSE: TRO), announces that, at a meeting of the Board of Directors held on this date, the following matters were homologated: (1) increase of capital by private subscription, for capitalization of the premium in the amount of R$ 63,893,190.47, upon issue of 3,107,645 new registered, book-entry common shares, with no face value, subscribed by the shareholders during the period for exercise of the preemptive right which started on 06/29/2005 and ended on 07/28/2005, pursuant to the table below; and, (2) cancellation of all the company's treasury shares, corresponding to 1,927,812 registered, book-entry common shares, with no face value, which matter was already approved at the AGE (Special Meeting of Shareholders) held on 03/31/2005, as shown in the table below.

Shares subscribed in the capital increase

Shareholder	Subscribed Common Shares	(%) (1)
Telesp Celular Participações S.A.	2,966,415	95.46
Other Shareholders	141,230	4.54
Total	3,107,645	100

(1) Percentage in relation to the offered total.

After the increase of capital and cancellation of the treasury shares, the ownership structure of TCO is the following:

Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Telesp Celular Participações S.A.	40,160,797	90.59	28,084,178	32.76	68,244,975	52.47
Treasury Shares	0		0		0
Other Shareholders	4,171,925	9.41	57,651,258	67.24	61,823,183	47.53
TOTAL	44,332,722	100	85,735,436	100	130,068,158	100

Brasília, July 29, 2005

Arcádio Luís Martinez García
Investor Relations Officer
Tele Centro Oeste Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.